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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                ----------------------

                                   AMENDMENT NO. 7
                                  (FINAL AMENDMENT)
                                          TO
                                    SCHEDULE 14D-1
                 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                        AND TO
                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------------

                                BLESSINGS CORPORATION
                              (NAME OF SUBJECT COMPANY)

                                 VA ACQUISITION CORP.
                            HUNTSMAN PACKAGING CORPORATION
                                      (BIDDERS)

                        COMMON STOCK, PAR VALUE $.71 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                      093532109
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  RICHARD P. DURHAM
                            HUNTSMAN PACKAGING CORPORATION
                                   500 HUNTSMAN WAY
                             SALT LAKE CITY, UTAH  84108
                                    (801) 532-5200
             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                       COPY TO:
                               JOHN L. MACCARTHY, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                      SUITE 4200
                               CHICAGO, ILLINOIS 60601
                                    (312) 558-5600


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

CUSIP No. 093532109
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1.   NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VA Acquisition Corp. (87-0579748)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
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3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     BK, AF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)
                                                                          / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

     5,925,072*
--------------------------------------------------------------------------------
8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES
                                                                          / /
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 57.3% (fully diluted)
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* See footnote on following page.

CUSIP No. 093532109

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Huntsman Packaging Corporation (87-0496065)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  / /
                                                                    (b)  / /
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     BK
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(e) OR 2(f)                                              / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Utah
--------------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
     5,925,072*
--------------------------------------------------------------------------------
8.   CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
       SHARES                                                             / /
--------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 57.3% (fully diluted)
--------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

     *On April 7, 1998, Huntsman Packaging Corporation ("Parent") and VA Acquisition Corp., a wholly-owned subsidiary of Parent (the "Purchaser"), entered into a Tender Agreement and Irrevocable Proxy (the "Tender Agreement") with Williamson-Dickie Manufacturing Company and the individuals named therein (collectively, the "Stockholders"), pursuant to which the Stockholders agreed, among other things, to validly tender (and not to withdraw) pursuant to the Purchaser's tender offer all of the Shares (as defined below) beneficially owned by each such Stockholder (representing an aggregate of 5,925,072 Shares, or approximately 57.3% of the Shares of the subject company outstanding as of March 31, 1998 on a fully diluted basis). Pursuant to the Tender Agreement, each Stockholder also irrevocably appointed the Purchaser as the attorney and proxy of such Stockholder to vote and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of subject company, subject to certain limitations and restrictions. The Tender Agreement is described more fully in Section 12 of the Offer to Purchase dated April 14, 1998 of Parent and the Purchaser (the "Offer to Purchase").

TENDER OFFER

     This Amendment No. 7 (Final Amendment) to Schedule 14D-1 and to Schedule 13D further amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and the statement on Schedule 13D each originally filed on April 14, 1998 by VA Acquisition Corp., a Delaware corporation (the "Purchaser"), and wholly-owned subsidiary of Huntsman Packaging Corporation, a Utah corporation ("Parent"), with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $.71 per share (the "Shares"), of Blessings Corporation, a Delaware corporation (the "Company"), at a price of $21.00 per share, net to the seller in cash. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Offer expired at 5:00 p.m., New York City time, on Monday, May 18, 1998. Based on information provided by the Depositary, approximately 9,819,669 Shares or 97% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 1,312 Shares tendered by means of guaranteed delivery). The Purchaser accepted for payment, and notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer.

     On May 19, 1998, the Purchaser, as owner of more than 90% of the outstanding Shares, executed and filed with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the "GCL"), which provided for the Merger to become effective on May 19, 1998 as a "short-form" merger as permitted by the GCL. As a result of the Merger, (i) each outstanding Share (other than Shares held by the Company, Parent, the Purchaser, or any wholly-owned direct or indirect subsidiary of the Company or Parent, and other than Shares held by stockholders, if any, who have perfected their appraisal rights under the GCL) was converted into the right to receive $21.00 in cash, without interest, and (ii) the separate corporate existence of the Purchaser ceased and the Company, as the corporation surviving the Merger, became a direct, wholly-owned subsidiary of Parent.

     On May 19, 1998, Parent issued a press release announcing the expiration of the Offer and the acceptance for payment of Shares thereunder, a copy of which is attached hereto as Exhibit (a)(15).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by adding the following exhibit:

     (a)(15)   Text of Press Release dated May 19, 1998 issued by Parent.

                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 1998

                                        VA ACQUISITION CORP.



                                        By: /s/ Richard P. Durham
                                            -----------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer


                                        HUNTSMAN PACKAGING CORPORATION



                                        By: /s/ Richard P. Durham
                                            -----------------------------------
                                        Name:     Richard P. Durham
                                        Title:    President and
                                                  Chief Executive Officer

                                    EXHIBIT INDEX

Exhibit Number      Exhibit Name
--------------      -------------
99(a)(1)*           --   Offer to Purchase dated April 14, 1998.

99(a)(2)*           --   Letter of Transmittal.

99(a)(3)*           --   Notice of Guaranteed Delivery.

99(a)(4)*           --   Letter to Brokers, Dealers, Banks, Trust Companies and Other
                         Nominees.

99(a)(5)*           --   Letter to Clients for use by Brokers, Dealers, Banks, Trust
                         Companies and Other Nominees.

99(a)(6)*           --   Guidelines for Certification of Taxpayer Identification Number on
                         Substitute Form W-9.

99(a)(7)*           --   Form of Summary Advertisement dated April 14, 1998.

99(a)(8)*           --   Text of Press Release dated April 8, 1998 issued by the Company and Parent.

99(a)(9)*           --   Text of Press Release dated April 14, 1998 issued by the
                         Purchaser and Parent.

99(a)(10)*          --   Text of Press Release dated May 4, 1998 issued by the
                         Purchaser and Parent.

99(a)(11)*          --   Text of Press Release dated May 5, 1998 issued by Parent.

99(a)(12)*          --   Text of Press Release dated May 7, 1998 issued by Parent.

99(a)(13)*          --   Text of Press Release dated May 12, 1998 issued by Parent.

99(a)(14)*          --   Text of Press Release dated May 15, 1998 issued by Parent.

99(a)(15)           --   Text of Press Release dated May 19, 1998 issued by Parent.

99(b)(1)*           --   Credit Agreement dated as of September 30, 1997 among Parent, The
                         Chase Manhattan Bank, as Administrative Agent, and the lenders named therein.

99(b)(2)*           --   Commitment Letter dated April 7, 1998 from The Chase Manhattan
                         Bank and Chase Securities Inc. to Parent.

99(c)(1)*           --   Agreement and Plan of Merger dated as of April 7, 1998 by and among Parent, the Purchaser and the Company.

99(c)(2)*           --   Tender Agreement and Irrevocable Proxy dated as of April 7, 1998 among Parent, the Purchaser, Williamson-Dickie Manufacturing
                         Company and the individuals named therein.

99(c)(3)*           --   Confidentiality Agreement dated as of January 22, 1998 from
                         Parent for the benefit of the Company.

99(c)(4)*           --   Bid Letter dated March 20, 1998 from Parent to the Company.

99(c)(5)*           --   Exclusivity Letter dated as of March 29, 1998 by and between
                         Parent and the Company.

99(c)(6)*           --   Extension to Exclusivity Letter dated as of April 5, 1998 by and between Parent and the Company.

99(d)               --   Not applicable.

99(e)               --   Not applicable.

99(f)               --   Not applicable.


___________________
*  Previously filed